Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-65642

Prospectus Supplement
(To Prospectus dated January 23, 2002)


                               [VENTAS, INC. LOGO]


                                  VENTAS, INC.

                DISTRIBUTION REINVESTMENT AND STOCK PURCHASE PLAN

This prospectus supplement supplements the prospectus dated January 23, 2002 of Ventas, Inc., as supplemented March 11, 2003, relating to Ventas' Distribution Reinvestment and Stock Purchase Plan. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

This prospectus supplement, among other things, amends the Plan's market price discount feature. When you purchase shares directly from us, at our discretion, you are now able to receive a discount to the market price irrespective of whether you purchase your shares through optional cash payments or through reinvested distributions. Previously, you could only receive a discount to the market price if you purchased shares from us through optional cash payments.

The Plan is amended and supplemented to provide that reinvested distributions are eligible to receive a discount to the market price for the purchase of newly issued shares on the terms and conditions described in this prospectus supplement. These amendments will result in changes to the Plan, including, without limitation, to the introductory paragraph, the Summary and Questions 3, 12, 17 and 34 of the Plan.

Each month, at least three business days prior to the applicable record date, we may establish the discount from the market price applicable to optional cash payments and will notify the Plan Administrator of the same. The discount may be between 0% and 5% of the market price and may vary each month, but once established will apply uniformly to all optional cash payments made during that month. Each quarter, at least three business days prior to the applicable record date, we may establish the discount from the market price applicable to reinvested distributions and will notify the Plan Administrator of the same. The discount may be between 0% and 5% of the market price and may vary each quarter, but once established will apply uniformly to all reinvested distributions made during that quarter.

The discount for each of the optional cash payments and reinvested distributions will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan, and our current and projected capital needs, provided, that the discount, together with brokerage fees and service charges, if any, paid by us shall in no event exceed 5% of the market price. Neither we nor the Plan Administrator will be required to provide any written notice to you as to the applicable discount, but current information regarding the discount applicable to the next pricing period may be obtained by contacting our general counsel, T. Richard Riney, at (502) 357-9000. Setting a discount for an investment date will not affect the setting of a discount for any subsequent investment date. The discount feature discussed above applies only to the issuance of shares of common stock by us pursuant to optional cash payments or reinvested distributions and does not apply to open market purchases.

The availability of a market discount is at our discretion, as determined from time to time. Therefore, you may not be able to rely on the availability of a market discount regarding shares acquired under the Plan. The granting of a discount for one month or quarter, as applicable, will not insure the availability of a discount or the same discount in future months or quarters, respectively. Each month or quarter, as applicable, we may lower or eliminate the discount without prior notice to you. We may also, without prior notice to you, change our determination as to whether common shares will be purchased by the Plan Administrator directly from us or in the open market.

If you are a current stockholder and you purchase common shares from us at a discount pursuant to the optional cash purchase or reinvested distributions feature of the Plan, you will be treated for federal income tax purposes as having received a distribution from us in an amount equal to the excess, if any, of the fair market value (determined as the average of the high and low trading prices) of the common shares on the investment date less the amount of the optional cash payment in the case of optional cash purchases or less the amount of cash distributions reinvested in the case of reinvested distributions and all or a portion of such distribution will be treated as a taxable dividend. In addition, the amount of brokerage fees and service charges, if any, paid by us on your behalf will also be treated for federal income tax purposes as a distribution from us to you.

The Plan currently provides that each optional cash payment is subject to a minimum per month purchase limit of $250 and a maximum per month purchase limit of $5,000. Optional cash payments in excess of $5,000 per month require our prior approval. In addition, reinvested distributions for each quarter are subject to a maximum per quarter purchase limit of $25,000. Reinvested distributions in excess of $25,000 per quarter require our prior approval. These provisions have not changed from those described in the Plan.

This prospectus supplement also amends the prospectus to replace references throughout the prospectus to the former address of our principal executive offices with the new address and an additional telephone number of our principal executive offices: 10350 Ormsby Park Place, Suite 300, Louisville, Kentucky 40223, telephone: (877) 4VENTAS or (502) 357-9000.

This prospectus supplement also contains a revised Schedule A to the prospectus. The revised Schedule A to the prospectus restates in its entirety the Schedule A previously included as part of the prospectus. The revised Schedule A sets forth the expected dates relating to common share distribution reinvestments and optional cash payments under the Plan for 2004, as such dates are described in the prospectus.

           The date of this Prospectus Supplement is December 8, 2003.

                                   SCHEDULE A

                                      2004


                   COMMON SHARE DISTRIBUTION REINVESTMENTS(1)
                   ------------------------------------------

Discount Set Date              Record Date                  Investment Date (2)
-----------------              -----------                  -------------------

March 10, 2004                 March 15, 2004               March 25, 2004
June 2, 2004                   June 7, 2004                 June 24, 2004
September 15, 2004             September 20, 2004           September 30, 2004
December 9, 2004               December 14 , 2004           December 30, 2004


                             OPTIONAL CASH PAYMENTS
                             ----------------------


 Threshold Price         Record Date and
       and            Optional Cash Payment      Pricing Period         Pricing Period
Discount Set Date            Due Date           Commencement Date      Conclusion Date
-----------------     ---------------------     -----------------     ------------------
January 5, 2004       January 8, 2004           January 9, 2004       January 27, 2004
February 2, 2004      February 5, 2004          February 6, 2004      February 24, 2004
March 1, 2004         March 4, 2004             March 5, 2004         March 22, 2004
April 1, 2004         April 6, 2004             April 7, 2004         April 23, 2004
May 3, 2004           May 6, 2004               May 7, 2004           May 24, 2004
June 1, 2004          June 4, 2004              June 7, 2004          June 22, 2004
July 1, 2004          July 7, 2004              July 8, 2004          July 23, 2004
August 2, 2004        August 5, 2004            August 6, 2004        August 23, 2004
September 1, 2004     September 7, 2004         September 8, 2004     September 23, 2004
October 1, 2004       October 6, 2004           October 7, 2004       October 22, 2004
November 1, 2004      November 4, 2004          November 5, 2004      November 22, 2004
December 1, 2004      December 6, 2004          December 7, 2004      December 22, 2004

----------

(1) The dates indicated are those expected to be applicable under the Plan with respect to future distributions, if and when declared by the Board of Directors. The actual record and payment dates will be determined by the Board of Directors.

(2) The investment date relating to distributions is also the pricing date with respect to shares of common stock acquired directly from us with such distributions.

                        NEW YORK STOCK EXCHANGE HOLIDAYS

                                                       2004
                                                   ------------
New Year's Day                                       January 1
Martin Luther King, Jr. Day                          January 19
Washington's Birthday                               February 16
Good Friday                                           April 9
Memorial Day                                           May 31
Independence Day (observed)                            July 5
Labor Day                                           September 6
Thanksgiving Day                                    November 25
Christmas Day (observed)                            December 24